

January 23, 2024

Bryan Langley
Executive Vice President and Chief Financial Officer
Floor & Decor Holdings, Inc.
2500 Windy Ridge Parkway SE
Atlanta, GA 30339

> **Re: Floor & Decor Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2022**
> **File No. 001-38070**

Dear Bryan Langley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services